Exhibit 99.1

QIWI ANNOUNCES CHANGE TO DIVIDEND RECORD DATE

NICOSIA, CYPRUS – March 23, 2017 – QIWI plc, (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) announced today that the record date for its recently declared dividend of 19 cents per share has been changed to April 3, 2017 from the previously announced date of March 29, 2017. The change assures the dividend record date is consistent with NASDAQ notice requirements. The dividend payment date has been changed to April 6, 2017 from the previously announced date of March 29, 2017 accordingly.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 17.2 million virtual wallets, over 162,000 kiosks and terminals, and enabled merchants to accept over RUB 70 billion cash and electronic payments monthly from over 56 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com